Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 22, 2009
Relating to Preliminary Prospectus dated September 16, 2009
Registration No. 333-148572
     This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated September 16, 2009 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-148572) relating to these securities. The most recent amendment to the Registration Statement can be accessed through the following link:
http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001285819&owner=exclude&count=40
All references in this free writing prospectus to “Omeros,” “we,” “us” and “our” refer to Omeros Corporation and its subsidiary. The following information supplements and updates the information contained in the Preliminary Prospectus.
The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Our former chief financial officer has made allegations against us that may lead to litigation.” has been updated to read in substance as follows:
Our former chief financial officer has filed a lawsuit against us and our current and former directors, the defense of which may consume our time and resources, harm our reputation and the reputations of our current and former directors, and materially negatively affect our financial position and cause our stock price to decline.
     In December 2008, our former chief financial officer, Richard J. Klein, used our Whistleblower Policy procedures to report to the chairman of our audit committee that we had submitted grant reimbursement claims to the National Institutes of Health, or NIH, for work that we had not performed. In accordance with the Whistleblower Policy and its charter, our audit committee, with special outside counsel, commenced an independent investigation of our NIH grant and claims procedures. The investigation concluded that we had not submitted claims to the NIH for work we had not performed. In January 2009, we terminated Mr. Klein’s employment for reasons other than this incident. Mr. Klein alleged that he was wrongfully terminated and claimed it was retaliatory. We subsequently voluntarily reported to the NIH Mr. Klein’s whistleblower report and the audit committee findings; the NIH confirmed to us in writing that it was satisfied with our handling of these grant matters.
     On September 21, 2009, Mr. Klein filed a lawsuit against us and our current and former directors in the United States District Court for the Western District of Washington, alleging, among other things, that we violated the Federal False Claims Act, wrongfully discharged his employment in violation of public policy and defamed him. Mr. Klein seeks, among other things, damages in an amount to be proven at trial, actual litigation expenses and his reasonable attorneys’ fees and damages for loss of future earnings. Although we have been advised by outside employment and corporate counsel that we have meritorious defenses to Mr. Klein’s allegations, and we intend to defend ourselves vigorously, neither the outcome of the litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed with certainty. Further, defending this lawsuit may consume our time and resources, harm our reputation and the reputations of our current and former directors, and materially negatively affect our financial position and cause our stock price to decline.

The disclosure set forth in the Preliminary Prospectus under “Business—Legal Proceedings” has been updated to read in substance as follows:
     On September 29, 2008 we filed a complaint, now pending in U.S. District Court for the Western District of Washington, against Scottish Biomedical, Ltd., a United Kingdom private limited company, related to contract laboratory services provided by Scottish Biomedical for our PDE10 and PDE7 programs. In our complaint, we allege that Scottish Biomedical breached our contract laboratory services agreement, committed fraud and misrepresentations and fraudulent concealment and violated the Washington Consumer Protection Act. Our complaint seeks unspecified damages resulting from our having to re-perform certain services provided by Scottish Biomedical and for losses we suffered as a result of delays to the advancement of our programs.
     On September 21, 2009, our former chief financial officer, Richard J. Klein, filed a lawsuit against us and our current and former directors in the United States District Court for the Western District of Washington. Mr. Klein alleges in his complaint that we, among other things, violated the Federal False Claims Act, wrongfully discharged his employment in violation of public policy and defamed him. Mr. Klein seeks, among other things, damages in an amount to be proven at trial, actual litigation expenses and his reasonable attorneys’ fees and damages for loss of future earnings. On September 22, 2009, we filed with the court our answer to Mr. Klein’s allegations, generally denying his claims and bringing counterclaims against Mr. Klein for breach of contract, misappropriation of trade secrets and breach of fiduciary duty. We intend to vigorously defend ourselves against Mr. Klein’s claims and to seek, among other things, our attorney’s fees and costs incurred in defending this action.
     In December 2008, Mr. Klein used our Whistleblower Policy procedures to report to the chairman of our audit committee that we had submitted grant reimbursement claims to the National Institutes of Health, or NIH, for work that we had not performed. In accordance with the Whistleblower Policy and its charter, our audit committee, with special outside counsel, commenced an independent investigation of our NIH grant and claims procedures. The investigation concluded that we had not submitted claims to the NIH for work we had not performed. In January 2009, we terminated Mr. Klein’s employment for reasons other than this incident. We subsequently voluntarily reported to the NIH Mr. Klein’s whistleblower report and the audit committee findings; the NIH confirmed to us in writing that it was satisfied with our handling of these grant matters. Although we deny Mr. Klein’s allegations and believe that we have substantial and meritorious defenses to his claims, neither the outcome of the litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed with certainty.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or by sending an email to Deutsche Bank Securities Inc. at prospectusrequest@list.db.com.